EXHIBIT 99.2

Management's Discussion and Analysis

Information contained in this discussion is given as of October 31, 2005, unless otherwise indicated.

Unless otherwise noted, all amounts in this discussion are expressed in U.S. dollars.

Note: 2004 financial results, as presented in this discussion, represent the consolidated results of Noranda Inc., which was renamed Falconbridge Limited after the amalgamation on June 30, 2005.

TABLE OF CONTENTS

Financial Summary	2
Financial Results	4
Summary of Quarterly Results	6
Corporate Developments	6
Review of Operations	7
Production Forecast	14
Labour Agreements	14
Integrated Operations	14
Development Projects Update	15
Exploration Update	17
Market Review	17
Selected Financial Information	19
Shares Outstanding and Declared Dividends	25

CORPORATE OVERVIEW

        Falconbridge Limited (formerly Noranda Inc.) is a global integrated copper and nickel producer with investments in integrated zinc and aluminum assets. The Company employs approximately 14,500 people at its operations and offices in 18 countries and is listed on the Toronto Stock Exchange (FAL.LV) and the New York Stock Exchange (FAL).

        Falconbridge's goal is to deliver superior returns to shareholders by owning, developing and efficiently managing integrated copper and nickel operations and opportunistically investing in other mining and metals processing activities. Since 2002, Falconbridge has focused on increasing the profitability of its core operations through cost reductions and capacity expansions while identifying and defining orebodies for future development.

FORWARD-LOOKING STATEMENTS

        The following discussion and analysis should be read in conjunction with the interim consolidated financial statements of the recently merged and renamed Falconbridge Limited ("Falconbridge" or the "Company") for the nine months ended September 30, 2005 and related financial statements and notes of the former Noranda Inc. ("Noranda") for the year ended December 31, 2004. This discussion contains forward-looking statements that involve risks, uncertainties and assumptions. Falconbridge's actual financial condition and results of operations could differ materially from those that may be contemplated by these forward-looking statements as a result of those risks, uncertainties and assumptions. These risks include, but are not limited to, fluctuations in the prices for copper, nickel, or other metals produced by Falconbridge; mining and processing risks; domestic and foreign laws, particularly environmental legislation; labour relations; geological and metallurgical assumptions and estimates; fluctuations in currency exchange rates, principally the Canadian/U.S. dollar exchange rate; interest rate and counter-party risks; energy supply and prices; foreign operations; market access; production and processing technology; legal proceedings; raw material procurement; and other risks and hazards associated with mining operations.

FINANCIAL SUMMARY

        Falconbridge's consolidated net income totaled $214 million (basic earnings per share of $0.57 and diluted earnings per share of $0.56) for the third quarter of 2005. This compares with net income of $118 million (basic earnings per share of $0.39 and diluted earnings per share of $0.38) for the third quarter of 2004. Net income increased 81% and earnings per share increased 47% versus the same period last year.

        For the first nine months of 2005, the Company reported consolidated net income of $592 million (basic earnings per share of $1.76 and diluted earnings per share of $1.74). This compares with net income of $378 million (basic earnings per share of $1.24 and diluted earnings per share of $1.23) for the first nine months of 2004. Year to date net income increased 57% and earnings per share increased 41% versus the first nine months of 2004.

Financial Impact of Merger of Noranda and the former Falconbridge

        Prior to the merger of Noranda and Falconbridge, Noranda had consolidated the results of operations and financial position of Falconbridge in its financial statements reflecting its ownership of 59% of Falconbridge. On May 6, 2005, Noranda increased its ownership in Falconbridge to 91%, and to 100% on June 30, 2005 through the issuance of approximately $2.5 billion in shares. The combined entity was renamed Falconbridge Limited.

        The fair value of the 41% of the assets and liabilities of Falconbridge acquired exceeds the book value of those assets by approximately $1.4 billion, which has been allocated on a preliminary basis to the assets and liabilities of the acquired assets at their respective fair values. These fair value increments to the carrying value of the consolidated assets will be amortized to income over the remaining useful lives of the assets and term of the liabilities.

Summary of Earnings, Cashflow and Financial Position

	Three months ended September 30,		Nine months ended September 30,
(US$ millions, except per share data)	2005	2004	2005	2004
Results of operations
Revenues	2,006	1,703	6,074	5,030
Income generated by operating assets(1)	434	365	1,353	1,010
Net income	214	118	592	378
Net income per common share — basic	$0.57	$0.39	$1.76	$1.24
— diluted	$0.56	$0.38	$1.74	$1.23
Cash flow
Cash flow from operations	373	289	1,112	802
Capital Investments
Investment in growth projects	112	132	283	322
Sustaining capital expenditures	75	57	176	137

	Financial position — as at
(US$ millions)	September 30, 2005	December 31, 2004
Cash and cash equivalents	692	884
Operating capital assets	6,751	4,870
Development projects	1,573	1,166
Total assets	11,711	9,628
Long-term debt	2,922	2,736
Preferred Share Liabilities	877	122
Shareholders' equity	4,770	2,839
Net-debt-to-capitalization ratio(2)	39.9%	38.7%

(1)
Defined as net income before net interest, corporate and general administration, research, development and exploration, minority interest, taxes and other income. While not defined under generally accepted accounting principles ("GAAP"), management feels that it reflects the earnings contribution from those assets currently in operation, excluding development projects and is useful information for our shareholders. Income generated from operating assets should not be considered as an alternative to "net income" as determined under GAAP.

(2)
The "net-debt-to-capitalization" measure is not defined under GAAP and can be calculated as follows:

(US$ millions)		September 30, 2005	December 31, 2004
Long-term debt		2,922	2,736
Preferred Share Liabilities		877	122
Debt due within one year		103	570
Cash and cash equivalents		(692)	(884)

Net debt	(1)	3,210	2,544

Interests of other shareholders		56	1,197
Shareholders' equity		4,770	2,839

Stockholders' interests (equity)	(2)	4,826	4,036

Net debt plus capitalization	(3)=(1)+(2)	8,036	6,580

Net-debt-to-capitalization ratio	(1)/(3)	39.9%	38.7%

        Earnings per share are calculated as follows:

	Earnings Available to Common Shareholders
	Q3		Nine Months
(US$ millions, except per share information)
	2005	2004	2005	2004
Net income	$214	$118	$592	$378
Deduct
Preferred share dividends	(5)	(3)	(12)	(9)
Income available to common shareholders — basic	$209	$115	$580	$369
Impact of convertible debentures	2	2	7	5
Income available to common shareholders — diluted	$211	$117	$587	$374
Basic weighted average number of shares — 000s	368,275	296,517	329,933	296,122
Diluted weighted average number of shares — 000s	375,597	303,702	336,646	303,399
Basic earnings per common share	$0.57	$0.39	$1.76	$1.24
Diluted earnings per common share	$0.56	$0.38	$1.74	$1.23

FINANCIAL RESULTS

        Realized prices were as follows:

	Realized Metal Prices
	Third Quarter			Nine Months
			Y-O-Y Change			Y-O-Y Change
(US$/lb.)	2005	2004		2005	2004
Copper	1.72	1.34	+28%	1.58	1.25	+26%
Nickel	6.78	6.54	+4%	7.15	6.39	+12%
Zinc	0.60	0.50	+20%	0.60	0.51	+18%
Aluminum	0.86	0.84	+2%	0.90	0.82	+10%
Lead	0.46	0.45	+2%	0.49	0.42	+17%

Third Quarter 2005

        Revenues for the third quarter of 2005 were $2.0 billion, 18% higher than revenues of $1.7 billion in the same period of 2004. The increase was mainly due to higher realized metal prices and copper and nickel sales volumes, increased revenue contribution from by-product molybdenum credits and improved copper concentrate treatment and refining terms. Business unit revenues were 24% higher for copper, 23% higher for nickel, 2% higher for zinc and 11% higher for aluminum.

        Operating expenses totaled $1.57 billion in the third quarter, 17% higher than $1.34 billion in the same period last year. Cost of operations increased to $617 million from $535 million in the third quarter of 2004 due to the higher levels of copper anode and cathode production, increased refined nickel production, higher energy and supplies/consumables costs, and the impact of a weaker U.S. dollar on operating costs at all Canadian and South American operations. The average value of the Canadian dollar increased 8% to US$0.83 versus US$0.77 during the third quarter of 2004. Included in the cost of operations was a charge of $19 million related to the fair market value increments assumed as a result of the merger of Noranda and the former Falconbridge at the end of June 2005.

        The value of raw materials purchases was $815 million, 19% higher than $684 million in 2004 due to higher metal prices and increased custom feed processing at the Nikkelverk nickel refinery and at all copper smelting and refining operations. Higher purchased raw material values are recovered at the time of sale of the metals contained in the materials treated.

        Depreciation, amortization and accretion expense increased to $140 million from $119 million a year ago, with $8 million of the increase being attributable to the amortization of the fair value increment related to the purchase of the former Falconbridge minority shareholders' interest and the resulting increase in the book value of the assets acquired. Net interest expense increased to $50 million from $35 million in the third quarter of last year due to the impact of new junior preferred share liabilities issued pursuant to the issuer bid completed in early May 2005. Interest expense included a one-time early redemption premium of $5 million paid to the holders at the time of the partial redemption of the junior preferred shares in August, 2005. Minority interest in earnings of subsidiaries decreased to $5 million from $76 million largely as a result of the elimination of the former Falconbridge minority share ownership. Tax expenses recorded increased to $136 million from $98 million during the third quarter of 2004, due to the overall increase in profitability.

Income generated by operating assets for the third quarter was $434 million, 19% higher than $365 million in the third quarter of 2004. Income from operating assets increased 27% to $294 million in the copper business, decreased 12% to $128 million in the nickel business, increased to $5 million in the zinc business and decreased 25% to $15 million in the aluminum business.

        Net income totaled $214 million, or $0.57 per basic common share and $0.56 per diluted common share for the third quarter 2005, 81% higher than net income of $118 million or $0.39 per basic and $0.38 per diluted common share in the same period of 2004. Higher net income reflects higher realized metal prices, significantly higher Antamina molybdenum concentrate sales and higher treatment and refining charges received at copper smelters and refineries. The third quarter is normally the quarter for plant shutdowns. This year was no exception, and there were also unplanned temporary shutdowns at Gramercy and Timmins.

Consolidated assets totaled $11.7 billion as at Sept. 30, 2005, compared with $9.6 billion at the end of 2004. The increase is primarily due to the increase in carrying values of assets in recognition of the value paid by Noranda to the former Falconbridge minority shareholders and the investment of additional capital in advancing brownfield expansion development projects.

Nine Months 2005

Revenues for the first nine month of 2005 were $6.1 billion, 22% higher than $5.0 billion reported in the same period of 2004. The increase is mostly attributable to higher realized metals prices and higher copper and nickel sales volumes and was assisted by higher by-product revenues and increased fabricated aluminum shipments. Higher prices translated into significantly higher nine month revenues at each business unit: copper revenues were 21% higher, nickel revenues were 25% higher, zinc revenues were 18% higher and aluminum revenues were 23% higher.

Operating expenses totaled $4.7 billion in the first nine months versus $4.0 billion in the same period last year. Cost of operations increased to $1.9 billion from $1.5 billion in the first nine months of last year. The higher cost of operations in the year to date was attributable to the higher levels of anode and cathode copper production, increased mined and refined nickel production, increased costs of raw material purchases due to higher metals prices, higher energy and supplies costs, and the impact of a weaker U.S. dollar on operating costs at all Canadian and South American operations. The average value of one Canadian dollar increased 9% to US$0.82 versus US$0.75 during the first nine months of 2004.

Income generated by operating assets for the first nine months was $1.35 billion, 34% higher than the $1.0 billion reported in the same period of 2004. Income from operating assets increased 45% to $727 million in copper business, 11% to $522 million in the nickel business, 300% to $36 million in the zinc business and 42% to $85 million in the aluminum business.

        Net income totaled $592 million or $1.76 per basic common share and $1.74 per diluted common share for the first nine months of 2005, 57% higher than net income of $378 million or $1.24 per basic and $1.23 per diluted common share in the same period of 2004. Net income during the first nine months of this year benefited from higher copper, nickel and molybdenum sales volumes and higher prices for all base metals, as well as strong by-product revenues.

SUMMARY OF QUARTERLY RESULTS

	Three months ended
	September 30,		June 30,		March 31,		December 31,
(US$ millions, except per share data)	2005	2004	2005	2004	2005	2004	2004	2003
Revenues	2,006	1,703	2,107	1,683	1,961	1,644	1,899	1,315
Income	214	118	202	108	176	152	143	45
Basic net income per share	$0.57	$0.39	$0.62	$0.35	$0.58	$0.50	$0.47	$0.16
Diluted net income per share	$0.56	$0.38	$0.61	$0.35	$0.57	$0.49	$0.47	$0.15

CORPORATE DEVELOPMENTS

Falconbridge Endorses Inco Offer

        On October 11, 2005, Inco Limited ("Inco") announced a takeover bid for all outstanding shares of Falconbridge. The offer is comprised of part cash and part Inco common shares, which when prorated would provide Cdn$7.50 and 0.524 Inco shares for each Falconbridge share. Both Boards of Directors unanimously endorsed the acquisition offer. The Falconbridge Board recommended the Company's shareholders tender their shares to the offer.

        The combined organization, which would be known as Inco Limited, will be one of the world's premier mining and metals companies. It will be the world's largest producer of nickel and eighth-largest producer of copper and will also operate integrated zinc and aluminum businesses. The new company will have one of the mining industry's most attractive portfolios of low-cost, profitable growth projects. The new Inco should benefit from estimated annual synergies of approximately $350 million.

        The Inco Limited Offer to Purchase all the outstanding common shares of Falconbridge, together with the Directors' Circular under which the Falconbridge Board of Directors recommends acceptance of the Offer, were filed with regulators and mailed to the shareholders of Falconbridge Monday, October 24, 2005.

Shareholder Rights Plan

        On September 22, 2005, the Company announced the adoption of the shareholder rights plan, designed to prevent a bidder from acquiring control of the Company in a manner detrimental to shareholders. The rights issued under the rights plan allows the rights holder (other than the acquiring person or related persons) to purchase common shares of the Company at half of the prevailing market price at the time when a person, together with any parties related to it, acquires or announces its intention to acquire 20% or more of the Company's outstanding common shares without a bid made to all holders of the Company's common shares for all of their shares that is open for acceptance for not less than 60 days.

Redemption of Junior Preference Shares

        On August 11, 2005, Falconbridge redeemed a total of 20 million shares, or $500 million, of its outstanding Junior Preference Shares, based upon shareholders of record on July 1, 2005. Falconbridge used cash balances, which totaled in excess of $1.5 billion at the time, to fund the redemption.

REVIEW OF OPERATIONS

Copper Business Unit

	Q3 2005	Q3 2004	Y-O-Y Change		Nine Months 2005	Nine Months 2004	Y-O-Y Change
			(%)				(%)
Production: mined copper (MT)	99,900	120,400	(17%	)	305,700	312,900	(2.3%	)
refined copper (MT)	138,000	116,700	18%		384,300	357,800	7.4%
mined zinc (MT)	52,800	43,400	22%		160,600	120,000	34%
refined zinc (MT)	31,700	23,200	37%		105,200	87,600	20%
Sales: contained copper (MT)	245,900	212,000	16%		662,700	644,200	3%
contained zinc (MT)	51,200	48,100	6%		166,900	142,500	17%
Revenues ($ millions)	1,133	913	24%		3,145	2,595	21%
Realized copper price ($/lb.)	1.72	1.34	28%		1.58	1.25	26%
Operating costs ($ millions)	839	681	23%		2,418	2,092	16%
Cash costs ($/lb. of copper)	0.24	0.43	(44%	)	0.30	0.36	(17%	)
Income from operating assets ($ millions)	294	232	27%		727	503	45%

Revenues

        For the third quarter of 2005, copper business revenues increased 24% to $1,133 million from $913 million in the third quarter of 2004, reflecting higher realized copper, zinc and molybdenum prices. Copper sales volumes totaled 245,900 tonnes, up 16% from the same quarter in 2004, as output from all copper smelters and refineries increased during the quarter. Sales of by-product zinc volumes totaled 51,200 tonnes versus 48,100 tonnes during the third quarter of 2004.

        Copper revenues were higher as the realized copper price of $1.72/lb. increased by 28% in the quarter compared to $1.34/lb. realized in the same period in 2004. The benefit of higher copper prices was partially offset by lower copper production volumes at the Collahuasi and Antamina mines. Also contributing to copper group revenues was increased sales of by-product contained zinc from Antamina and Kidd Creek as well as increased sales of by-product molybdenum concentrate from Antamina. Falconbridge's share of the contained molybdenum sales totaled 538 tonnes during the third quarter of 2005 versus 160 tonnes during the same period last year, for a revenue contribution of $34 million.

Costs

        Copper business operating costs increased to $839 million from $681 million in the third quarter of 2004, due mostly to the impact of higher prices on purchased raw materials. The cost of operations increased to $241 million from $209 million in the same period last year as a result of the impact of a weaker U.S. dollar on Canadian and South American operating costs and higher energy and supply costs.

        The value of raw materials purchased increased to $532 million from $412 million in the third quarter of 2004 due to a combination of increased levels of throughput at Altonorte, Kidd Creek, Horne and CCR and the higher cost of concentrate related to the higher copper price. Higher purchased raw material values are recovered at the time of sale of the metals contained in that material.

        The operating cash cost of producing a pound of copper in the third quarter of 2005 decreased to $0.24/lb. from $0.43/lb. in the third quarter of 2004, due to beneficial effect of higher by-product credits, somewhat offset by lower mine production volumes.

Income generated from operating assets

        Operating income for the copper business in the third quarter of 2005 increased 27% to $294 million from $232 million a year ago as a result of higher copper, zinc and molybdenum prices which more than offset lower mine production. Operating income also benefited from higher treatment and refining charges and increased throughput at each copper smelter and refinery. Partially offsetting the stronger revenues were increased costs resulting from the impact of a weaker U.S. dollar on operating costs.

Production

        During the third quarter of 2005, copper mine production from Canadian and South American operations totaled 99,900 tonnes, compared to 120,400 tonnes a year ago. By-product zinc in concentrate production was 22% higher at 52,800 tonnes versus 43,400 tonnes in the third quarter of 2004. Higher by-product zinc mine production was recorded at Antamina (up 22% to 18,600 tonnes) and at Kidd Creek (up 30% to 33,300 tonnes).

        At Antamina, copper-in-concentrate production was 29,225 tonnes, a decrease of 6% from the same quarter in 2004. Lower mill throughput due to harder ore processing was partially offset by higher copper recoveries (90.1% vs. 87.1%). Partially offsetting lower copper output at Antamina were richer zinc grades. Copper production was unchanged at the Lomas Bayas mine compared to the same quarter last year. Kidd Creek mine copper production was 29% higher at 11,000 tonnes due to higher copper head grades and mill throughput.

        At the Collahuasi mine, the Company's share of production totaled 44,000 tonnes versus 65,100 tonnes in the same quarter a year ago. Production was lower primarily due to lower head grades (0.98% vs. 1.49%) and lower mill throughput associated mostly with material handling problems.

        At the Altonorte smelter, copper anode production of 79,500 tonnes was 41% higher than the same period during the previous year due to improved operations. Third quarter 2004 Altonorte production was reduced following a fire at the concentrator dryer.

        Refined copper production was 138,000 tonnes in the third quarter of 2005 versus 116,700 tonnes in the third quarter of 2004. Kidd Creek refinery production was up 12% to 34,800 tonnes due to higher mine production and increased custom feed processing. The CCR refinery cathode production increased to 80,900 tonnes during the third quarter from 63,200 tonnes in the same quarter a year ago, as a result of increased anode production at the Horne smelter providing increased feed.

Other Developments

        By the end of the third quarter, the Collahuasi mine achieved the mechanical completion of the new molybdenum recovery plant. The plant began producing molybdenum concentrates in the month of October.

        During the second quarter, the Altonorte copper smelter in Chile began the tolling of molybdenum concentrates. The $6-million project was completed on time and on budget. During the third quarter, 2,143 tonnes of molybdenum concentrate was treated.

        Work continued at the Horne smelter at achieving full capacity utilization.    Production is expected to increase from 140,000 tonnes to a rate of 170,000 tonnes per year by 2006.

        In June 2005, the Company announced that it will invest in the CCR refinery in Montreal-East, Quebec, as part of a program to increase production to 370,000 tonnes per year of copper cathodes from the less than 300,000 tonnes per year produced currently. The higher treatment rates include the processing of increased anode output from the Horne smelter and the processing of Inco's Copper Cliff refinery anodes that are currently refined in Sudbury. The refining agreement with Inco was announced in June 2005 and is set to begin in 2006 with the capital project at CCR planned to be completed by May 1, 2006.

Nickel Business Unit

	Q3 2005	Q3 2004	Y-O-Y Change		Nine Months 2005	Nine Months 2004	Y-O-Y Change
			(%)				(%)
Production: mined nickel (MT)	20,300	21,500	(6%	)	61,500	59,700	3%
refined nickel (MT)	28,600	23,400	22%		85,400	73,300	17%
mined copper (MT)	9,500	8,600	10%		27,600	23,400	18%
Sales: contained nickel (MT)	26,400	21,700	22%		82,900	72,400	15%
contained copper (MT)	14,800	13,900	6%		45,800	38,500	19%
Revenues ($ millions)	512	417	23%		1,657	1329	25%
Realized nickel price ($/lb.)	6.78	6.54	4%		7.15	6.39	12%
Operating costs ($ millions)	384	271	42%		1,135	860	32%
Cash costs ($/lb. of nickel)	3.40	3.02	13%		3.30	2.86	15%
Income from operating assets ($ millions)	128	146	(12%	)	522	469	11%

Revenues

        For the third quarter of 2005, nickel business revenues of $512 million increased from $417 million in the third quarter of 2004. Nickel sales volumes increased 22% to 26,400 tonnes from 21,700 tonnes in the third quarter of 2004. By-product copper sales volumes of 14,800 tonnes increased by 6% from 13,900 tonnes a year.

        Integrated Nickel Operations (INO) sales volumes of refined nickel increased 40% to 21,600 tonnes from 15,400 tonnes in the third quarter of 2004. At Falcondo, ferronickel sales volumes decreased by 23% to 4,800 tonnes from 6,200 tonnes in the third quarter of 2004, reflecting the destocking that has taken place in the stainless steel market. Cobalt sales of 919 tonnes in the quarter increased by 11% from the same quarter in 2004. Precious metals revenues increased by $8 million in the third quarter of 2005 compared to the same period in 2004.

        Realized nickel prices of $6.78/lb. increased by 4% in the quarter compared with $6.54/lb. in the corresponding period in 2004. Realized ferronickel prices of $7.03/lb. increased by 8% in the quarter, compared with $6.49/lb. in the same period in 2004.

Costs

        Nickel business operating costs increased to $384 million from $271 million in the third quarter of 2004. Cost of operations increased to $184 million from $137 million in the same period last year, reflecting new production costs relating to the output from the Montcalm mine, a net sales increase from other mines and increased oil purchase costs at Falcondo. Falcondo's average oil costs rose from $35 per barrel in the third quarter of 2004 to $55 per barrel in the most recent quarter, an increase of 57%. Total nickel operations energy costs increased $22 million versus the same quarter last year.

        The value of raw materials purchased increased to $156 million from $109 million in the third quarter of 2004 as the increase in metal prices impacted the cost of feed acquisition and due to additional sales volumes of custom feeds. Higher purchased raw material values are recovered at the time of sale of the metals contained in that material.

        The operating cash cost per pound of mined nickel for the nickel business (including INO and Falcondo) was $3.40 in the third quarter of 2005, compared with $3.02 for the same period in 2004. The operating cash cost of producing a pound of nickel from INO mines was $2.69, unchanged from the corresponding period in 2004. The impact of the stronger Canadian dollar on operating costs at the Canadian operations and higher energy costs was offset by higher by-product credits and increased mine production. Falcondo's operating cash cost per pound of ferronickel increased by 31% in the third quarter of 2005 to $4.70/lb., due mostly to the increase in oil prices. At Falcondo, oil is used to fuel the on-site power plant.

Income generated by operating assets

        Third quarter operating income for the nickel business totaled $128 million, compared to $146 million in the third quarter of 2004. The $18 million decrease was mainly due to the impact of higher costs of operations, including higher energy costs and costs of raw materials. Higher costs offset the beneficial impact of slightly higher prices and higher sales volumes during the quarter versus the same period a year ago.

Production

        Total refined nickel production increased 22% to 28,600 tonnes during the quarter versus 23,400 tonnes during the same period in 2004. Total mined nickel production was 1,200 tonnes lower at 20,300 tonnes.

        Sudbury mines production was 4,100 tonnes of nickel and 6,200 tonnes of copper during the third quarter of 2005, compared with 6,800 tonnes of nickel and 6,600 tonnes of copper in the third quarter of 2004. Sudbury mine production was lower than the corresponding quarter in the previous year due to problems with a hoist at the Fraser mine and challenging ground conditions at the Thayer Linsley mine. Grades were lower because of changes in stope sequencing. At Raglan, nickel in concentrate production in the quarter was 6,400 tonnes and copper production was 1,800 tonnes, compared with 7,000 tonnes of nickel and 1,800 tonnes of copper in 2004. The decreases in production were due to the impact of lower ore grades, which more than offset a 14% increase in ore tonnes mined. The conversion of the Raglan mill to incorporate semi-autogenous grinding will occur in the fourth quarter of 2005. In its third full quarter after achieving commercial production, the Montcalm mine produced 2,600 tonnes of nickel and 1,600 tonnes of copper.

        At the Sudbury smelter, nickel in matte production in the third quarter of 2005 increased to 14,100 tonnes from 8,600 tonnes in the same period of 2004, as a result of the treatment of higher concentrate tonnages (due to a longer maintenance/vacation shutdown in 2004) with lower feed grades.

        At the Nikkelverk refinery, nickel production during the quarter was 21,400 tonnes in the third quarter of 2005, compared to 16,000 tonnes in the same period in 2004.

        In the third quarter of 2005, Falcondo produced 7,200 tonnes of nickel in ferronickel, compared with 7,400 tonnes in the third quarter of 2004.

Zinc Business Unit

		Q3 2005	Q3 2004	Y-O-Y Change		Nine Months 2005	Nine Months 2004	Y-O-Y Change
				(%)				(%)
Production:	mined zinc (MT)	67,200	97,800	(31%	)	206,300	292,100	(29%	)
	refined zinc (MT)(1)	17,000	17,700	(4%	)	50,900	52,500	(3%	)
	mined lead (MT)	19,300	17,400	11%		58,700	54,800	7%
	refined lead (MT)	7,700	4,500	71%		52,200	57,900	(10%	)
Sales:	contained zinc (MT)(2)	63,800	82,600	(23%	)	179,600	227,700	(21%	)
	contained lead (MT)	10,100	9,600	5%		54,200	60,100	(10%	)
Revenues ($ millions)		103	101	2%		349	296	18%
Realized zinc price ($/lb.)		0.60	0.50	20%		0.60	0.51	18%
Operating costs ($ millions)		98	104	(6%	)	313	287	9%
Cash costs ($/lb. of zinc)		0.38	0.28	36%		0.39	0.32	22%
Income from operating assets ($ millions)		5	(3)			36	9

(1)
25% of CEZ refinery refined zinc.

(2)
Brunswick mine concentrate contained zinc.

Revenues

        Zinc business revenues increased to $103 million, slightly higher than the $101 million recorded during the third quarter of 2004. The increased revenue was due to higher prices realized for zinc and other by-products. The average realized price per pound of zinc during the third quarter was $0.60/lb., an increase of 20% compared to $0.50/lb. in the same period last year. The average realized price per pound of refined lead during the third quarter was $0.46/lb., versus $0.45/lb. in the same period last year. Realized silver prices increased to $7.09 per ounce from $6.45 per ounce in the same quarter a year ago.

        In the third quarter of 2005, sales volumes of zinc-in-concentrates decreased 23% to 63,800 tonnes from 82,600 tonnes in the second quarter of 2004, while third quarter 2005 lead metal sales increased to 10,100 tonnes from 9,600 tonnes in the same period a year ago. Lower zinc sales volumes reflect the closure of the Bell Allard mine in October 2004.

Costs

        Zinc business operating expenses decreased to $98 million from $104 million in the third quarter of 2004. The value of raw materials purchased increased to $41 million from $38 million in the third quarter of 2004.

        The operating cash cost per pound of mined zinc was $0.38/lb. in the third quarter of 2005, an increase of 36% from $0.28/lb. for the same period in 2004. The increase is primarily due to a stronger Canadian dollar, higher energy costs, higher consumables costs, higher freight charges and also reflects the loss of production from the Bell Allard mine which closed in October 2004.

Income generated by operating assets

        The third quarter 2005 operating income of the zinc business was $5 million, compared with a loss of $3 million for the third quarter of 2004. The $8 million improvement resulted from higher metal prices and decreased depreciation and amortization charges, which were partially offset by the impact of lower sales volumes and an unfavourable impact on costs due to the foreign exchange variance caused by the strengthening of the Canadian dollar.

Production

        Contained zinc production was 67,200 tonnes in the third quarter of 2005, compared to 97,800 tonnes in the same period in 2004. The decrease in production is primarily attributable to the closure of the Bell Allard mine in October 2004. Falconbridge's share of refined zinc production at the Noranda Income Fund CEZ Refinery totaled 17,000 tonnes, versus 17,700 tonnes during the third quarter of 2004. By-product copper in concentrate production decreased to 1,700 tonnes from 3,600 tonnes during the third quarter of 2004, primarily due to the loss of production from the closed Bell Allard mine.

        Lead metal production at the Brunswick smelter was 7,700 tonnes in the third quarter of 2005 compared to 4,500 tonnes in the same period in 2004. The increase in production is primarily due to a shorter seasonal shutdown in 2005.

Aluminum Business Unit

	Q3 2005	Q3 2004	Y-O-Y Change		Nine Months 2005	Nine Months 2004	Y-O-Y Change
			(%)				(%)
Production: primary (MT)	60,200	62,300	(3%	)	183,300	185,200	(1%	)
Sales: primary (MT)	60,900	60,900	nil		184,600	187,300	(1%	)
Shipments: fabricated (MT)	45,500	43,700	4%		134,700	131,800	2%
Revenues ($ millions)	259	233	11%		833	678	23%
Realized aluminum price ($/lb.)	0.86	0.84	2%		0.90	0.82	10%
Operating costs ($ millions)	244	213	15%		748	618	21%
Cash costs ($/lb. of aluminum)	0.66	0.58	14%		0.62	0.58	7%
Income from operating assets ($ millions)	15	20	(25%	)	85	60	42%

Revenues

        Aluminum business revenues increased to $259 million, 11% higher than the $233 million recorded during the third quarter of 2004. Sales volumes of primary aluminum were unchanged at 60,900 tonnes versus the third quarter of 2004. Third quarter rolled-products sales volumes increased by 4% to 45,500 tonnes compared to 43,700 tonnes the same period a year ago. The realized primary aluminum price increased by 2% in the quarter to $0.86/lb., compared with $0.84/lb. in the same period in 2004.

Costs

        Aluminum business operating expenses increased to $244 million from $213 million in the third quarter of 2004. The cost of operations increased to $145 million from $105 million in the same period last year. Operating costs were negatively affected by the temporary production disruption at the Gramercy alumina refinery that resulted from hurricane Katrina and higher natural gas costs. Normal operations at Gramercy resumed shortly thereafter. Energy costs at the New Madrid smelter were negatively impacted by slightly higher electricity rates that came into effect during the third quarter under the new fifteen-year electricity supply contract. The value of raw materials purchased for the rolling mills decreased to $86 million from $99 million in the third quarter of 2004 due to a reduction in Mid-West aluminum premiums.

        The operating cash cost per pound of primary aluminum metal production was $0.66/lb. in the third quarter of 2005, an increase from $0.58/lb. for the same period in 2004. The cost per pound at the rolled products division was $0.12/lb. in the third quarter of 2005, compared to $0.06/lb. the same period in 2004.

Income generated by operating assets

        Third quarter 2005 operating income for the aluminum business was $15 million compared with $20 million for the third quarter of 2004. The $5 million decrease was mainly due to higher power costs as well as higher natural gas costs resulting from market price increases and the residual impacts of the September hurricanes. These costs increases were somewhat offset by the benefits of the increased aluminum price.

Production

        In the third quarter of 2005, primary aluminum production was 60,200 tonnes, compared to 62,300 tonnes in the same period in 2004. For the rolled products operations, shipments were 45,500 tonnes compared with 43,700 tonnes for the third quarter of 2004.

Production Forecast

Production		2005 Current Forecast (tonnes)	2005 Previous Forecast (tonnes)
Copper:	Mined Refined	480,000 566,000	490,000 559,000
Nickel:	Mined Refined	82,000 114,000	83,000 114,000
Zinc:	Mined Refined(1)	473,000 205,000	472,000 208,000
Aluminum:	Primary Fabricated	247,000 180,000	251,000 178,000

(1)
Includes 100% of Kidd Creek refinery production and 25% of the Noranda Income Fund CEZ Refinery production.

Labour Agreements

        During the quarter, a collective agreement was successfully negotiated and ratified at the Gramercy alumina refinery in Louisiana prior to the expiration of the contract at September 30, 2005.

        The Kidd Creek copper and zinc metallurgical site labour contract expired on Sept. 30, 2005 and employees went on strike the following day. A new three year collective agreement was reached on October 30, 2005.

        At the Falcondo ferronickel operation in the Dominican Republic, preliminary contract renewal discussions have begun. The current contract expires on November 30, 2005.

Integrated Operations

        As an integrated producer of metals, Falconbridge's operations include mines and metallurgical facilities which provide the Company with maximum flexibility in both minimizing costs and maximizing operating performance in processing its minerals. This integration also reduces the Company's exposure to treatment charge fluctuations and shipping rate volatility.

        When milling, smelting or refining capacity exceeds the Company's own mine production, Falconbridge acquires third-party minerals and concentrates to utilize this capacity and realizes incremental treatment revenues. These revenues provide incremental income to the Company and absorb fixed costs at metallurgical sites, with custom milling and refining operations being conducted throughout the Company as capacity allows. Operations conducting custom feed processing of copper and nickel feeds are located in North and South America, and Norway.

        This integration allows Falconbridge to maintain some of the lowest cash cost operations in the industry as demonstrated on the following table:

	Copper (Integrated)		Nickel (Mined)		Zinc (Mining)		Aluminum(1) (Integrated)
(US$ millions, except as noted)	Q3-05	Q3-04	Q3-05	Q3-04	Q3-05	Q3-04	Q3-05	Q3-04
Cost of operations, as reported	241	209	184	137	48	52	74	69
Non-mining costs	—	—	—	—	(23)	(25)	—	—
By-product and processing credits	(230)	(128)	(62)	(53)	(14)	(18)	(17)	(20)
Processing fee on sale of concentrates	45	31	—	—	29	32	—	—
Purchases of raw materials	—	—	—	—	—	—	27	27
Other operating and non-cash costs	(4)	1	30	57	7	11	3	2

Cash costs — net	52	113	152	141	47	52	87	78

Production — (000s lbs.)(2)	217,127	265,243	44,666	46,740	124,994	182,206	134,295	134,240
Cash cost per pound — $*	0.24	0.43	3.40	3.02	0.38	0.28	0.66	0.58

(1)
Represents Primary operations only: Aluminum segment cost of operations reported for Q3-05 totals $145 million (Q3-04 $105 million), which includes foil processing and other costs of $71 million (Q3-04 — $36 million).

(2)
Volumes as shown are based on production, except for Aluminum business which represents shipments of primary aluminum.

*
While not defined under generally accepted accounting principles ("GAAP"), this measure is based on practices used in the mining and metals industry. It is not intended to be considered as an alternative to determining "cost of operations" as determined under GAAP.

        The price paid to suppliers of the custom feed minerals varies with the prevailing price of the metals being treated and as such, Falconbridge's exposure to increasing metals prices is primarily based upon its own mine production. The Company's continued focus on the identification and development of long-life, high-quality copper and nickel mining assets will continue to increase its leverage to copper and nickel while current metallurgical site infrastructure will minimize the investment required to bring new deposits into commercial production.

DEVELOPMENT PROJECTS UPDATE

Nickel Projects

Raglan Mine Optimization Project

        The conversion of the mill from autogenous to semi-autogenous grinding is on schedule and on budget. The conversion was implemented over a 16.5 day outage that commenced on October 15. The conversion will allow an increase in the level of annual throughput to approximately one million tonnes of ore per year and increase the mill's ability to process harder ore with the installation of a new crusher.

        Phase two, which is expected to be completed late in 2007, will improve mill efficiency. When complete, the concentrator is expected to process 1.3 million tonnes, resulting in approximately 30,500 tonnes of annual contained nickel production.

Nickel Rim South Project

        Vent shaft sinking, which began in February 2005, is now at 767 metres and is ahead of schedule. Main shaft sinking began in April 2005 and is now at 219 metres.

Koniambo Project

        Falconbridge continued to advance its joint-venture Koniambo ferronickel project in New Caledonia. The Company has received acceptance of the positive technical feasibility study from the Entity (the third party responsible for implementation of the Bercy Accord), thereby meeting the first of only two conditions in the Bercy Accord. This was achieved well in advance of the January 1, 2006 deadline.

        As part of the Company's agreement with SMSP and the French Government, the second condition is to place firm orders of at least $100 million in equipment and services related to the project. These orders have been submitted to the Entity for review.

        Falconbridge and its partners are continuing to prepare for the construction phase. Permit applications are progressing well and the finance plan is well advanced with a focus on finalizing the French government support package. Start-up for Koniambo production is targeted for 2009/2010.

Kabanga Project

        Falconbridge and Barrick Gold finalized a joint-venture agreement during the second quarter of 2005 regarding the Kabanga nickel deposit and related concessions in Tanzania. Under the current terms of the agreement, the Company has acquired a 50% indirect interest in the Kabanga project for $15 million and will be the operator of the joint venture.

        The initial scoping study drilling program is now 66% complete and engineering studies are currently 48% complete. The scoping study is scheduled for completion in the first quarter of 2006.

Copper Projects

Collahuasi

        Following the completion of the $623 million Rosario transition project in 2004, Collahuasi has identified the possibility of a debottlenecking project that has the potential to increase the nominal design capacity of the sulphide circuit by upwards of 20%. A feasibility study will be initiated shortly, the results of which will be available in early 2006.

        The new molybdenum recovery circuit project was commissioned on September 27, 2005, two months ahead of schedule and under budget. The circuit has a design capacity of 4,300 tonnes of copper-molybdenum concentrate per day. The plant is initially forecast to produce 4,000 tonnes of molybdenum contained in moly concentrate per year, rising up to 8,000 tonnes in later years. At present, the plant is in start-up mode and the first commercial production is anticipated in November, 2005.

Lomas Bayas Expansion

        As part of the Company's review of the Fortuna de Cobre deposit, the development of the exploration tunnel began in March 2005 and has now advanced 418 metres. The prefeasibility study is progressing with completion expected at the end of 2006. Construction of the pilot plant was completed in August 2005.

Kidd Mine D Project

        Overall project progress is 84% complete based on the new target schedule. Production from blocks 2 and 3 is now expected to begin in the fourth quarter of 2005 and the third quarter of 2006, respectively. Overall capital investment in Phase One of the project should total Cdn$675 million.

EXPLORATION UPDATE

        Since the end of the previous quarter, Falconbridge has provided the following exploration updates:

Brazil

        Two new significant nickel deposits were discovered on the Company's nickel laterite properties in the Para State of northern Brazil. An extensive exploration program on these promising properties is being conducted.

Raglan

        During the last two years, the Company has discovered new mineral resources representing at least double the annual production rate at the Raglan mine and is continuing a major exploration drill campaign. The next core mining area, located five kilometres east of the Katinniq mill and concentrator, was also identified.

Collahuasi

        Collahuasi's Rosario Oeste zone contains an Inferred Mineral Resource estimated at 248 million tonnes grading 1.54% copper at a 0.4% copper cut-off. These exploration results further demonstrate the potential of developing resources at Collahuasi. The mineral resource is located only 300 metres from the projected edge of the Rosario open pit.

MARKET REVIEW

Copper

        The LME cash copper prices ranged from a low of $1.56/lb. to a high of $1.80/lb. and averaged $1.70 during the third quarter of 2005. This compares favorably against an average of $1.29/lb. during the third quarter of 2004. LME stocks rose 51,075 tonnes during the third quarter, ending around the 80,000 tonne level, a level that was below market expectations.

        In the third quarter, a small increase in U.S. demand alongside supply constraints due to an on-going strike at a major U.S. copper producer, prompted an increase in U.S. spot metal premiums to $0.065/lb. for copper cathodes from the previous quarter's $0.055/lb. North America's continued regional shortage of cathode due to production problems should lend further support to premiums.

        Chinese net imports of refined copper decreased in the third quarter to 285,000 tonnes from 341,000 tonnes as reported in the second quarter. In contrast, concentrate and scrap imports have increased significantly year over year (45% and 30% respectively) to fill the smelting/refining capacity that has been added and to take advantage of the surplus concentrate and favorable treatment and refining terms. Strong Chinese demand should continue to provide support for higher copper prices.

        On the supply side, the third quarter concentrate production was affected by lower than expected production in South America, labour disputes and fuel shortages in Africa and capacity/production issues at several large Asian smelters. Currently, a global market deficit of 300,000 tonnes is forecast for 2005.

Nickel

        The LME cash nickel price ranged from a low of $6.08/lb. to a high of $7.08/lb. and averaged $6.61/lb. during the third quarter of 2005. This compares against an average of $6.35/lb. during the third quarter of 2004. The average price declined from the previous quarter due to weaker demand for stainless steel and the resultant destocking. LME stocks rose during the quarter to 13,488 up 6,456 tonnes from the end of the second quarter.

        Global stainless steel production growth estimates for 2005 have been revised downwards to 2.6% as a result of heavy de-stocking seen in the third quarter. Significant growth in Chinese domestic stainless steel production has curtailed the need for imports from the Western World. As a result, Western World stainless steel producers have taken serious measures to cut production and realign inventories. Meanwhile, the non-stainless steel sector is forecast to grow by 5%, supported by strong high nickel alloy demand. Robust demand is being reported from all end-use sectors, across all geographical regions.

        The nickel price continues to be relatively well supported. Providing support is the very strong demand in the non-stainless sectors, the numerous production disruptions, continued low LME stocks levels, the positive economic outlook moving forward, and the upward pressure on production costs. Despite the cutbacks in stainless steel and the ready availability of stainless steel scrap, a balanced market is forecast for this year and the next. Based on technical analysis, the stainless steel market is anticipated to rebound sometime during the first half of next year. Nickel prices are expected to remain volatile.

Zinc

        Zinc LME cash prices rose in the third quarter from a low of $0.53/lb. in mid-July to $0.64/lb. at the end of September. The average for the quarter was $0.59/lb versus $0.44/lb. in the same quarter in 2004. LME stocks dropped 81,200 tonnes during the quarter to 529,975 tonnes.

        Global zinc mine supply continues to fall short of smelting capacity, thereby constraining zinc metal output. Refined zinc production increased by 2.6% in 2004, while slightly lower growth rates are expected for this year. Metal demand, which grew by an impressive 6.2% in 2004, is forecast to grow by 2.7% this year as strong demand in China offset softer markets in the U.S. and Western Europe. With global demand exceeding supply in 2005, a metal deficit of approximately 300,000 tonnes is expected.

        Zinc concentrate spot treatment charges moved lower during the quarter, reflecting the global lack of available mine supply. Spot zinc metal premiums in the United States strengthened during the third quarter from a low of $0.038/lb. to $0.05/lb. at the end of the quarter as galvanized steel inventories declined and demand improved.

Aluminum

        The LME aluminum cash price averaged $0.83/lb. during the third quarter, up $0.02/lb. from the second quarter and up $0.05/lb. from the same period a year ago. Regional delivery premiums remained under pressure during the quarter as the Midwest Premium was $0.04/lb. at the end of September versus $0.0485/lb. at the end of June. Premiums have since begun to strengthen in early October.

        LME aluminum warehouse stock levels fell during the period by 23,075 tonnes to 512,450 tonnes, continuing the trend which began in the first quarter of 2004. However, combined International Aluminum Institute tracked stocks and COMEX warehouse stocks increased for the period by approximately 74,000 tonnes.

        China, the world's largest buyer of spot alumina, removed a provision under which Chinese aluminum smelters had been able to import alumina duty-free as long as they exported their finished product. A "grandfather provision" allowing permits previously approved by Beijing to run their course will effectively lead to a phase-in. In the long run, exporting primary ingot should be less profitable for Chinese smelters and this should result in lower Chinese aluminum metal exports.

SELECTED FINANCIAL INFORMATION

Liquidity and Capital Initiatives

        Falconbridge maintains long-term credit arrangements and relationships with a variety of financial institutions and investors in order to facilitate its ongoing access to domestic and international financial markets to meet its funding requirements. Falconbridge's future financial requirements related to debt maturities, operating costs, the projects currently under development and other capital investments will be funded primarily from a combination of existing cash balances, committed bank lines, operating cash flows, project financing and new borrowings. The Company does not currently anticipate issuing additional common shares to meet these needs.

        Following its amalgamation, the Company entered into a series of revolving credit arrangements with Canadian and international banks. These five-year bank facilities total $780 million and replace all previous committed bank lines and remain essentially undrawn. At the time of the completion of the Noranda and Falconbridge merger, credit ratings were reaffirmed by S&P (BBB-, stable), Moody's (Baa3, stable) and DBRS (BBB High, stable). This allowed the Company to issue $500 million of new long-term debt; $250 million for 12 years at 5.50% and $250 million for 30 years at 6.20%. Following the announcement of Inco's offer to acquire Falconbridge, the Company's ratings were affirmed again by the rating agencies. During the third quarter the Company redeemed $500 million of Junior Preferred Shares and retired $400 million of long-term debentures that were maturing.

        Cash generated from operations, before the net change in accounts receivables, payables and inventories, was $392 million during the third quarter of 2005. Total liquidity remains strong, with over $1.5 billion of cash and undrawn lines at September 30, 2005. Total debt was $3.9 billion at the end of the period. Following the completion of the merger of Noranda and Falconbridge on June 30, 2005, the net-debt-to-capitalization ratio decreased to 39.9% from 48% proforma at year-end 2004 as previously reported.

        Investments in new production capacity such as the Nickel Rim South and Koniambo nickel projects totaled $112 million during the third quarter. For 2005, the Company's projected capital investments are approximately $193 million for sustaining capital expenditures and approximately $488 million in new investments. The major components of the capital investment program are shown in the following table:

Business	Growth Project	Current 2005F	2004
Nickel	Koniambo project	$110	$57
Copper	Kidd Mine D project	$125	$127
Nickel	Nickel Rim South project	$69	$96
Copper	Collahuasi molybdenum circuit	$18	$—
Copper	El Morro project	$12	$—
Copper	Lomas Bayas	$8	$—
Nickel	Raglan milling circuit expansion	$23	$—
Nickel	Kabanga project	$27	$—
Sustaining capital and other		$289	$386

Total capital investments		$681	$666

(F=Forecast)

        On July 29, 2005, Falconbridge received approval from its Board of Directors to institute a Normal Course Issuer Bid through the facilities of the Toronto Stock Exchange for the repurchase of up to 10% of the public float of its outstanding common shares, subject to receipt of applicable regulatory approval. The bid enables Falconbridge to repurchase up to a maximum of 29,100,000 common shares, over approximately a 12-month period. For further information, refer to Falconbridge's Normal Course Issuer Bid press release dated July 29, 2005.

Significant Future Obligations

        Significant future obligations of Falconbridge and its partially-owned subsidiaries are summarized as follows:

(US$ millions)	Total Q3, 2005	October- December 2005	2006	2007	2008	2009	Thereafter
Convertible Debentures and Revolving Term Loans	215	—	(15)	(135)	(23)	—	(42)
Senior Debentures	2,343	—	(248)	—	(150)	—	(1,945)
Preferred Share Liabilities*	877	—	—	—	(127)	—	(750)

	3,435	—	(263)	(135)	(300)	—	(2,737)
Debt of Partially-Owned	450	(20)	(88)	(88)	(88)	(86)	(80)
Capital Leases	17	(1)	(2)	(3)	(1)	(1)	(9)
Operating Leases	92	(7)	(23)	(18)	(14)	(9)	(21)

Total	3,994	(28)	(376)	(244)	(403)	(96)	(2,847)

* May be redeemed for common shares

Off-Balance-Sheet Arrangements

        Falconbridge does not have any unconsolidated affiliates. The Company does not enter into material off-balance-sheet arrangements with special purpose entities in the normal course of business. Its only significant off-balance-sheet arrangements are the Canadian dollar expenditure hedges discussed under the "Financial Instruments and other Instruments" section of this document.

Transactions with Related Parties

        Related party transactions for the third quarter of 2005 and 2004 are summarized as follows:

Quarter ended Sept. 30, 2005 (US$ Millions):

Related Party	Description	Product Revenue	Service Revenue	Purchases	Receivables	Payables
Noranda Income Fund	Processing & administration agreement	39	16	—	32	—
Noranda Income Fund	Trading activity	—	—	9	1	6
Antamina	Trading activity	—	—	76	—	65

Quarter ended Sept. 30, 2004 (US$ Millions):

Related Party	Description	Product Revenue	Service Revenue	Purchases	Receivables	Payables
Noranda Income Fund	Processing & administration agreement	25	15	—	18	—
Noranda Income Fund	Trading activity	—	1	7	—	7
Antamina	Trading activity	—	—	42	—	31
Other Affiliates	Trading activity	—	—	1	—	—
Other Affiliates	Power supply contract	—	—	32	—	—

Change in Accounting Standards

        Effective January 1, 2005, Falconbridge adopted the new Canadian Institute of Chartered Accountants (CICA) recommendations for presentation of convertible debenture and preferred shares (CICA 3860) and variable interest entities (AcG -15).

a)    Convertible Debentures

        The principal amount of Falconbridge's outstanding convertible debentures of Cdn$150 million due on April 30, 2007 was previously classified as an equity instrument due to the Company's ability to settle principal payment by issuance of its shares. In accordance with amended standard under CICA 3860, Falconbridge has presented the liability component of its convertible debenture as long term debt and the equity component as contributed surplus. The liability represents the present value of the principal payment of the debenture and the equity component represents the fair value of the holder's conversion feature. The stated interest payments and accretion expense from adjusting the time value of the principal of the debenture over time are recorded as interest expense in the consolidated statement of earnings.

        The cumulative impact of the adoption of the standard on January 1, 2005 was to decrease retained earnings by $43 million, increase liability component of convertible debenture by $98 million, decrease equity by $46 million and decrease cumulative translation adjustment by $9 million. Adoption of the new standard decreased earnings by $8 million for the three months ended September 30, 2005 (2004 — $7 million) and reduced earnings by $8 million for the nine months ended September 30, 2005 (2004 — $8 million).

b)    Preferred Shares Series H

        Falconbridge has $Cdn150 million of cumulative preferred shares, series H, which provide the holders with an entitlement to convert the shares to Falconbridge common shares after a specified date and were previously reported as equity instruments in accordance with its legal form. As a result of the new accounting recommendations under CICA 3860 on presentation of financial instruments, the preferred shares have been reclassified as liabilities because their conversion feature represents a fixed obligation to Falconbridge. The dividends paid are reported as interest expense in the consolidated statement of earnings.

        The cumulative impact of the adoption of the standard on January 1, 2005 was to decrease retained earnings by $14 million, increase liabilities by $122 million, decrease equity by $99 million and decrease cumulative translation adjustment by $9 million. Adoption of the new standard reduced earnings by $8 million for the three months ended September 30, 2005 (2004 — $8 million) and reduced earnings by $10 million for the nine months ended September 30, 2005 (2004 — $8 million).

c)     Variable Interest Entities ("VIEs")

        Effective January 1, 2005, Falconbridge adopted the recommendations of AcG-15 which details the requirements on the consolidation of VIEs. VIEs include entities where the equity invested is considered insufficient to finance the entity's activities without additional subordinated financial support from other parties. AcG-15 requires Falconbridge to consolidate VIEs if the investment it holds in these entities and/or the relationship it has with them result in it being exposed to a majority of their expected losses, being able to benefit from a majority of their expected residual returns, or both.

        As a result of the new standard, Falconbridge has consolidated a customer securitization vehicle, which has purchased trade accounts receivable from Falconbridge. The cumulative impact of the consolidation of the vehicle on January 1, 2005 was to increase current assets by $17 million and increase current liabilities by $17 million with no impact on opening retained earnings. The impact of the adopting AcG-15 on the balance sheet as at Sept. 30, 2005 and consolidated statement of earnings for the quarter ended Sept. 30, 2005 is nominal. No new significant VIEs were identified, and the customer securitization vehicle was cancelled during the quarter.

Financial Instruments and Other Instruments

        Falconbridge uses financial and other instruments in the following instances:

Foreign currency exposure

        Falconbridge uses forward foreign exchange and option contracts to hedge the effect of exchange rate changes on identifiable foreign currency exposures. Falconbridge hedges up to 50% of its current year Canadian dollar operating cost for the next two years and 25% of the subsequent three years. A summary of these positions is tabled below.

Hedges of Canadian dollar-Denominated Operating Expenses

	Amount	Rate
2005	$104	1.4190
2006 and beyond	12	1.5157

Totals as at September 30, 2005	$116	1.4293

Positions are in millions of Cdn$

        Falconbridge may enter into futures and forward contracts for the purchase or sale of currencies not designated as hedges. These contracts are carried at estimated fair values and gains or losses arising from the changes in the market values of these contracts are recognized in the earnings of the period in which the changes occur.

Commodity price exposure

        Generally, Falconbridge does not hedge the price it realizes on the sale of its own production and accepts realizations based on market prices prevailing around the time of delivery of metals to customers. Under certain circumstances, Falconbridge enters into futures and option contracts to hedge the effect of price changes on a portion of the raw materials it purchases on a custom processing or resale basis. Gains and losses on these contracts are reported as a component of the related transactions. Designated contracts meeting the definition for hedge accounting under GAAP are not recorded. Falconbridge may also enter into futures and forward contracts for the purchase or sale of commodities not designated as hedges. These contracts are carried at estimated fair values and gains or losses arising from the changes in the market values of these contracts are recognized in the earnings of the period in which the changes occur.

Interest rate management

        Falconbridge enters into interest-rate swap agreements, including foreign exchange cross currency swaps, to modify the interest characteristics of its outstanding debt. The differential to be paid or received, for interest rate swaps for which we receive hedge accounting, is accrued and recognized as an adjustment to interest expense related to the debt. A summary of these positions is tabled below.

Interest rate swaps (notional principal amount in $ millions)	Total
Maturity (2006)	325
Maturity (2008)(1)	136
Maturity (2011)	300
Maturity (2012)	350
Maturity (2015)	500
Fair value(2)	71

(1)
Includes a cross-currency interest rate swap designated as a hedge of a Canadian dollar debenture. The total fair value of this instrument at September 30, 2005 was $52 million of which $39 million related to the currency component of the swap and $13 million related to the interest component.

(2)
Includes the fair value of $39 million related to the cross currency interest.

Counterparty Risk

        Foreign currency and interest rate swap contracts are maintained with counterparties with at least an "A" rating or better by a recognized national rating agency. As a result, Falconbridge does not anticipate that any counterparties will fail to meet their obligation. If any outstanding foreign exchange or interest rate swap is terminated prior to maturity, then the contract would be settled at the fair value at the time.

OTHER

        As under the terms of the Support Agreement between Inco and Falconbridge the Corporation is not permitted to issue any additional shares (other than in respect of existing options and other convertible securities), and the Corporation has suspended its Dividend Re-Investment Plan. Common shareholders will continue to receive their dividends in cash.

SHARES OUTSTANDING AND DECLARED DIVIDENDS

Shares Outstanding (as at October 31, 2005)

Name of new Falconbridge Security	Trading Symbol	Shares Outstanding
Common Shares(1)	FAL.LV, FAL	369,457,754
Preferred Shares, Series 1	N/A	89,835
Preferred Shares, Series 2	FAL.PR.A	4,787,283
Preferred Shares, Series 3	FAL.PR.B	3,122,882
Preferred Shares, Series F	FAL.PR.F	3,246,057
Preferred Shares, Series G	FAL.PR.G	8,753,943
Preferred Shares, Series H	FAL.PR.H	6,000,000
Junior Preference Shares, Series 1(2)	FAL.PR.X	11,999,899
Junior Preference Shares, Series 2(2)	FAL.PR.Y	11,999,899
Junior Preference Shares, Series 3(2)	FAL.PR.Z	5,999,903

(1)
Falconbridge common shares trade on the Toronto and New York Stock Exchanges under the symbols FAL.LV and FAL, respectively. Falconbridge common shares also trade in U.S. dollars on the Toronto Stock Exchange under the symbol FAL.LV.U.

(2)
8,000,000 junior preference shares, series (X), 8,000,000 junior preference shares, series (Y) and 4,000,000 junior preference shares, series (Z) were redeemed on August 11, 2005, as previously announced.

Declared Dividends

        The following dividends have been declared:

Name of Falconbridge Security	Trading Symbol	Dividend Amount Per Share	Record Date	Payable Date
Common Shares	FAL.LV	Cdn$0.12	November 30, 2005	December 15, 2005
Preferred Shares, Series 1	N/A	Cdn $0.02	November 15, 2005	December 1, 2005
Preferred Shares, Series 2	FAL.PR.A	Floating rate	November 30, 2005	December 12, 2005
		Floating rate	December 30, 2005	January 12, 2006
		Floating rate	January 31, 2006	February 12, 2006
Preferred Shares, Series 3	FAL.PR.B	Cdn $0.2863	November 15, 2005	December 1, 2005
Preferred Shares, Series F	FAL.PR.F	Floating rate	November 30, 2005	December 12, 2005
		Floating rate	December 30, 2005	January 12, 2006
		Floating rate	January 31, 2006	February 12, 2006
Preferred Shares, Series G	FAL.PR.G	Cdn $0.38125	January 15, 2006	February 1, 2006
Preferred Shares, Series H	FAL.PR.H	Cdn $0.40625	December 15, 2005	January 2, 2006
Junior Preference Shares, Series 1	FAL.PR.X	US$0.375	December 15, 2005	January 2, 2006
Junior Preference Shares, Series 2	FAL.PR.Y	US$0.3906	December 15, 2005	January 2, 2006
Junior Preference Shares, Series 3	FAL.PR.Z	US$0.4063	December 15, 2005	January 2, 2006

        Additional information relating to Falconbridge, including Falconbridge's Annual Information Form, is on the System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com.

Note: All dollar amounts are expressed in U.S. dollars unless otherwise noted. Condensed consolidated financial statements are attached.